12531 High Bluff Drive SUITE 200 San Diego CALIFORNIA 92130 Telephone: 858.720.5100 Facsimile: 858.720.5125 www.mofo.com morrison & foerster llp

amsterdam, austin, berlin, boston, brussels, denver, hong kong, london, los angeles, miami, new york, palo alto, san diego, san francisco, shanghai, singapore, tokyo, washington, d.c.

May 30, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720
Attention: Robert Augustin

Katherine Bagley

Tayyaba Shafique

Terence O’Brien

Re:	Carlsmed, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted on April 24, 2025
CIK No. 0001794546

Ladies and Gentlemen,

On behalf of our client, Carlsmed, Inc. (the “Company”), we submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 21, 2025 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on April 24, 2025 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting an Amendment No. 1 to Draft Registration Statement on Form S-1 (the “DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the DRS Amendment No. 1.

May 30, 2025 Page 2

Set forth below are the Company’s responses to the Staff’s comments. We have reproduced below in bold the Staff’s comments and have provided the Company’s responses immediately following each comment. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the DRS Amendment No. 1. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted April 24, 2025

Prospectus Summary

Overview, page 1

1.
Throughout your prospectus summary where you refer to a statistic that is not common knowledge, a research article, recent publication or study, industry source, or clinical trial, please cite the source at first instance, and provide a brief summary of, or cross reference to, a discussion of the material findings. Make conforming changes throughout your filing, including to your description of business.

Response: In response to the Staff’s comment, the Company has revised numerous disclosures on pages 1 – 5, 81, 99, 101, 103, 104, 107 – 111, 114, and 116 – 119 in DRS Amendment No. 1. The Company advises the Staff that it has provided the specific sources for relevant data, and in addition, a summary of material findings is included in the table under the heading “Business—Our Clinical Results and Studies—Industry Publications” on page 125 of DRS Amendment No. 1.

2.
We note your disclosure on page 123 that the “majority of the products that [you] currently market are classified as Class II devices and have received FDA marketing authorization through the 510(k) clearance process.” Please revise to clearly disclose all of your material, approved products and the relevant FDA Class I, II, or III classification of these products. Please also revise to identify your current products under development, and disclose the relevant regulatory approvals required for these products, provide the anticipated FDA Class I, II, or III classification for these products, if applicable, and the timeline for when you intend to submit these products for regulatory review. To the extent you have obtained or intend to obtain separate regulatory approval for your implants and related software or platform services, please ensure that this is clearly disclosed.

May 30, 2025 Page 3

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 2, 5, 17, 80, 82, 100, 105, 111, and 115 – 116 of DRS Amendment No. 1.

3.
We note your disclosure that you are developing your aprevo Technology Platform for use in cervical spine fusion surgeries and that, in November of 2024, you received FDA 510(k) clearance for your aprevo interbody implants for cervical interbody fusion surgeries. We also note your disclosure that you are pursuing additional clearances for your cervical software platform and plating solutions prior to commercializing the aprevo Technology Platform for surgical fusion surgery, and that, “[a]ssuming [you] get the necessary additional clearances, [you] expect to commercialize the aprevo Technology Platform for cervical fusion surgery in 2026.” Please revise to disclose the regulatory clearances you are pursuing and the status of these clearances, including steps you have taken to obtain regulatory approval and whether you will be required to complete additional trials or studies. Please also revise to disclose that there is no guarantee your software platform and plating solutions will obtain FDA approval on the expected timeline or at all.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 2, 5, 17, 80, 82, 100, 105, 111, and 115 – 116 of DRS Amendment No. 1.

4.
Throughout your filing, you reference “independent sales agents” that are separate from your direct sales team. In an appropriate place in your filing, including MD&A and your description of business, please discuss any contractual agreements with these independent sales agents, including material terms.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 133 of DRS Amendment No. 1.

Market Overview

Burdensome Inventory Management, page 4

5.
Please provide support for your disclosure that direct and indirect costs of a revision surgery frequently exceed $100,000.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 2, 5, 99, 103, and 109 of DRS Amendment No. 1.

May 30, 2025 Page 4

Our Addressable Market Opportunity, page 4

6.
Please address the following related to your annual addressable market:
•
We note your disclosure that your annual addressable market is based on your current average selling price and “the approximately 445,200 lumbar fusion surgeries that will be performed in the United States in 2025.” Please revise to disclose the source for this statistic and disclose any material assumptions underlying your addressable market estimate. Please also clarify why 152 surgeon users completing one or more procedures using the aprevo Technology Platform “suggests ample opportunity to grow [y]our surgeon user base.”

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 1, 2, 5, 99, 101, 103, 104, and 111 of DRS Amendment No. 1.

•
You disclose that you are “also developing the aprevo Technology Platform to expand its use into cervical fusion procedures,” and “Industry sources estimate that there will be approximately 372,600 cervical fusion procedures performed in the United States in 2025.” Please revise to cite the specific industry sources, and clarify that you will need to obtain, and may never obtain, regulatory approval prior to expanding the aprevo Technology Platform into cervical fusion procedures.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosures on pages 1, 5, 99, and 111 of DRS Amendment No. 1.

•
Where you discuss your expansion into international markets, please disclose the status of any expansion plans, your intended timing for these plans, and any relevant regulatory approvals required for this expansion. Please also provide support for your disclosure that “a significant market opportunity also exists for the aprevo Technology Platform in international markets,” including any material assumptions and relevant sources.

Response: The Company acknowledges the Staff’s comment and advises the Staff that while the Company intends to expand its business beyond the United States and is analyzing expansion opportunities, it does not have any definitive plans with respect to specific jurisdictions, nor a timeline to disclose at this time. Accordingly, the Company has clarified its disclosure on page 5, 6, 38, 39, 105, 111, 112, and 131 of DRS Amendment No. 1.

May 30, 2025 Page 5

•
You disclose that “[w]hile spine surgery remains our current focus, we believe that our platform technology may also benefit other musculoskeletal applications beyond the spine, unlocking greater market potential.” Please revise to disclose whether these other musculoskeletal applications are currently under development and your intended timeline for obtaining regulatory approval for and commercializing these applications.

Response: The Company acknowledges the Staff’s comment and advises the Staff that while the Company believes its platform technology may benefit other musculoskeletal applications beyond the spine, it does not have a specific timeline for obtaining regulatory approvals or commercializing these potential applications.

Risk Factors

We rely on a limited number of CMOs … page 17

7.
We note your disclosure that you rely on a limited number of CMOs for the manufacture, treatment, sterilization, packaging, and distribution of your products, and that your CMOs are critical to you with relatively few alternative sources of supply. Please identify the CMOs upon which you rely, or tell us why you do not believe you are required to do so. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it does not believe the names of its CMOs are required. We note that Item 101(h)(4)(v) of Regulation S-K requires companies to “[b]riefly describe” and “include, to the extent material to an understanding of the [business]” the names of principal suppliers. We do not believe this information is material to investors because the Company is not dependent on any one CMO at this time. As described on pages 18 – 19 and 135 of the DRS Amendment No. 1, the Company has substantive relationships with alternative CMOs, who are available to manufacture, treat, sterilize, package, or distribute its products. Prior to implementing its streamlined DPS in 2024, the Company regularly used multiple CMOs. The Company implemented the DPS that primarily relies on a single vertically-integrated CMO in order to shorten the lead time on delivery of its products. However, the Company continues to maintain relationships, and stays in regular contact, with the CMOs it utilized prior to the implementation of the DPS in 2024. While, as disclosed on pages 17 – 19 of the DRS Amendment No. 1, losing access to the Company’s vertically integrated CMO could pose potential disruptions, including slower lead times, the Company is not substantially dependent on its current, or any particular one, supplier as it would be able to transition to other CMOs with modest effort. The Company also advises the Staff that it believes that naming its CMOs would not provide investors with material information that would help inform

May 30, 2025 Page 6

their investment decision and would cause competitive harm to the Company. The Company protects the identifies of these CMOs, as the identities of these CMOs and their status as the Company’s CMOs are confidential information of the Company.

If the third parties on which we rely … page 18

8.
We note your disclosure here that you often must rely on third parties to assist in conducting your pre-market development activities for your product candidates, and that these third parties have certain contractual duties they are obligated to perform. We also note your disclosure on page 34 that you rely on third-party researchers and clinical sites to ensure the proper and timely conduct of your clinical studies or trials. In an appropriate place in your filing, please identify the third-parties, if any, you are substantially dependent on, describe the terms of any material agreements you have with these third parties, and file these agreements as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it is not substantially dependent on any of the third parties that assist in conducting its pre-market development activities for its product candidates. The Company advises the Staff that conducting these activities is an ordinary course activity conducted by the Company. Item 601(b)(10)(ii) of Regulation S-K provides that if a contract is one that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless, among other things, it is a contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts...to purchase the major part of [the] registrant’s requirements of goods, services or raw materials....” As a result, the Company respectfully submits that these agreements need not be filed.

Our principal stockholders and management … page 62

9.
We note your disclosure that, after this offering, your executive officers, directors, owners of 5% of your capital stock, and their respective affiliates will have the ability to influence you through their ownership position, including that they may be able to determine all matters requiring stockholder approval, such as elections of directors, amendments to your organizational documents, or approval of certain transactions. Please revise your cover page to include substantially similar disclosure.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosure on the cover page of DRS Amendment No. 1.

May 30, 2025 Page 7

Our amended and restated certificate of incorporation… page 65

10.
We note your disclosure that the choice of forum provision in your amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable. Please revise to also disclose that this provision may result in increased costs for investors to bring a claim.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosure on page 183 of DRS Amendment No. 1

Use of Proceeds, page 72

11.
We note your disclosure that you will use certain portion of your proceeds for research and development. Please revise to specify which product(s) you plan to develop using the proceeds from this offering.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosures on pages 11 and 73 of DRS Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 79

12.
We note your disclosures that “[i]n April 2025, CMS issued the IPPS 2025 Proposed Rule that includes a NTAP to provide supplemental reimbursement to hospitals for each qualifying cervical procedure using the aprevo Technology Platform” and on page 81 that “[you] believe that CMS will adopt similar codes for use of [y]our aprevo Technology Platform in cervical spine procedures,” and “[i]n March 2025, CMS announced proposed X-codes for the use of customer-made anatomically designed fusion devices for cervical spine fusion surgeries.” When discussing proposed rules and regulations, please revise to disclose that there is no guarantee the proposed rules or regulations will be passed in their current form.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosures on pages 2, 80, 82, 100, 105, 111, and 134 of DRS Amendment No. 1.

May 30, 2025 Page 8

Key Components of Our Results of Operations

Market Adoption, page 80

13.
You disclose that, as of December 31, 2024, 152 surgeons have completed one or more procedures using the aprevo Technology Platform. To provide context for investors regarding the significance of this statistic to your business, please disclose the number of surgeons that completed one or more procedures using your platform for a comparable historical period. As a related matter, we note your disclosure that, over time, you expect to not only grow the base of surgeons actively using the aprevo Technology Platform but to also increase the number of procedures using the aprevo Technology Platform that are performed by existing surgeons, and your disclosure on page 83 that your increase in revenue was driven by sales and marketing efforts for new surgeon adoption of your platform and deepened penetration with your existing surgeons. You also disclose on page 113 that you have “an exceptional track record of surgeon retention.” To provide context for your disclosures regarding your recent growth and increase in revenue, please disclose whether and to what extent your recent growth is attributable to the acquisition of new surgeons compared to retained surgeons. Please also clarify how you determine whether a surgeon is “actively” using your platform, including any relevant measurement period, and disclose your surgeon retention rate for the financial periods presented in the filing.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosures on pages 2, 81, 82, and 101 of DRS Amendment No. 1.

Stock-Based Compensation, page 91

14.
Please tell us how you arrived at the expected stock price volatility assumptions of 45.4% and 62.0% for the years ending December 31, 2024 and 2023, given comparable companies and company-specific factors, such as your stage of life-cycle.

Response: The Company acknowledges the Staff’s comment and advises the Staff that in measuring the fair value of stock options awards, the Company estimates its expected volatility based on the average volatility for comparable publicly traded companies. In assessing the group of comparable publicly traded companies, the Company primarily focused on public companies within the spine or orthopedic sector and secondarily on public companies of a similar size and stage in the life cycle as the Company.

May 30, 2025 Page 9

During the years ended December 31, 2024 and 2023, the Company estimated its volatility based on the average of approximately ten comparable publicly traded companies. Further, the Company reassess the comparability of the comparable companies as of each respective grant date of stock option awards.

Common Stock Valuation, page 92

15.
Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock and conversion prices of preferred stock on issuances leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business Overview

Improved alignment and decreased risk of revision spine surgery, page 96

16.
We note your disclosure here, in your prospectus summary, and on page 109 that “[c]linical data has demonstrated that the aprevo Technology Platform improves post- operative alignment, including compared to traditional spine fusion surgery, in both degenerative and deformity cases.” Please revise your disclosure throughout the filing to disclose, as you do on page 114, that you are not aware of any direct head-to-head trials between aprevo interbody implants and stock implants, and that results may not be directly comparable as they are not from a single head-to-head trial.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosures on pages 7, 100, and 114 of DRS Amendment No. 1

May 30, 2025 Page 10

Key Publications, page 113

17.
We note your disclosure that “[s]everal of the [key peer reviewed] studies were conducted with small sample sizes and were not powered for statistical significance, did not control for other clinical variables, or have other design limitations.” We also note that your summaries of the findings of certain of these studies reference statistical significance. Please revise to clearly identify the studies that were not powered for statistical significance. Where a study references statistical significance, please revise to include the relevant p-value.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosures in the table beginning on page 120 of DRS Amendment No. 1.

Intellectual Property, page 122

18.
We note your disclosure that “[a]s of March 31, 2025, [y]our patent portfolio contains 33 total issued patents.” We also note your disclosure that “[a]s set forth in tabular form below, of the 28 total issued U.S. patents in our patent estate, 16 contain one or more claims that cover the currently commercial aprevo Technology Platform, all of which are fully owned by us.” Please clarify whether any of the 33 patents in your portfolio, including those not reflected in the table, are licensed from a third party. In this regard, we note your disclosure in the risk factor on page 54. Please also revise your table to include all 33 patents, including any licensed patents and patents issued in jurisdictions outside of the U.S., and revise to disclose the scope and technology of each patent, the type of patent protection, and jurisdiction.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosures on pages 137 and 138 of DRS Amendment No. 1.

May 30, 2025 Page 11

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

19.
You disclose revenue is recognized on a gross basis. It also appears you recognize supplemental reimbursements and that there is potential for premium reimbursement rates in the future, as disclosed on page 79. Please tell us if there are any effects of variable considerations on determining the transaction price, including adjusting for any price concessions or rebates expected to be given to different payors. If variable consideration does exist, please tell us what method is used for estimating variable consideration, and if the variable consideration is constrained. Refer to ASC 606-10-32-5 through 32-9 and ASC 606-10-32-11 through 32-14 for guidance.

Response: The Company acknowledges the Staff’s comment and advises the Staff that its revenue contracts with customers do not contain any variable consideration. The consideration the Company is entitled to receive is based on a fixed contractual amount with its customers. As the Company’s consideration receivable from its customers is fixed, the premium reimbursements discussed on page 80 of DRS Amendment No. 1 pertain to those received by the Company’s customers (i.e. hospitals). The premium reimbursements received by the Company’s customers do not impact the amount of consideration the Company is entitled to collect from these customers. The Company does not provide its customers with discounts or price concessions that are contingent on its customers’ reimbursement amount from payors.

The Company has accordingly revised its disclosure on pages 80, 82, 94, and F-13 of DRS Amendment No. 1

General

20.
Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

Response: The Company acknowledges the Staff’s comment and will provide to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that has been or will be used in meetings with potential investors in reliance on Rule 163B or Section 5(d) of the Securities Act. These materials have only been, and will only be, made available for viewing by potential investors during the Company’s presentations, and no copies have been or will be retained by any potential investor. Pursuant to Rule

May 30, 2025 Page 12

418 under the Securities Act, the copies supplementally provided shall not be deemed to be submitted with, or a part of or included in, the DRS Amendment No. 1.

Please do not hesitate to contact me by telephone at (858) 314-7530 with any questions or comments regarding this correspondence.

Sincerely,

/s/ H. Thomas Felix
H. Thomas Felix
of MORRISON & FOERSTER LLP

c.c.:	(via email)

Michael Cordonnier, Chief Executive Officer, President and Chairman, Carlsmed, Inc.

Leonard Greenstein, Chief Financial Officer, Carlsmed, Inc.

R. John Hensley, Morrison & Foerster LLP

James M. Krenn, Morrison & Foerster LLP

B. Shayne Kennedy, Latham & Watkins LLP

J. Ross McAloon, Latham & Watkins LLP